Filed by National City Corporation pursuant to Rule 425 and the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019

National City's Acquisition of Provident Financial Group Investor Presentation February 17, 2004

Regulation MA Disclosure This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and Provident Financial Group, Inc., including future financial and operating results, the resulting company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City Corporation's and Provident Financial Group, Inc.'s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Provident Financial Group, Inc.'s stockholders to approve the merger; the risk that the business will not be integrated successfully; the risk that the cost of savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City Corporation's and Provident Financial Group, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Forms 10-K of National City Corporation and the 2002 Annual Report on Form 10-K of Provident Financial Group, Inc., and in the Quarterly Reports on Form 10-Q of National City Corporation and Provident Financial Group, Inc., filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov) and the companies' respective internet sites at www.NationalCity.com and www.providentbank.com. Stockholders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Provident Financial Group, Inc., without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov) and the companies' respective internet sites at www.NationalCity.com and www.providentbank.com. Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East 9th Street, Locator 2101, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Provident Financial Group, Inc. at 1 East 4th Street, Mail Stop 843A, Cincinnati, OH 45202, Attention: Patricia Forsythe, 513-345-7165. The respective directors and executive officers of National City Corporation and Provident Financial Group, Inc. and other persons may be deemed to be participants in the solicitations of proxies in respect of the proposed acquisition. Information regarding National City Corporation's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by National City Corporation on March 13, 2003, and information regarding Provident Financial Group Inc.'s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Provident Financial Group, Inc. on April 30, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Logical New Market

Summary Terms Structure 1.135 National City shares for each Provident share Tax free exchange Fixed exchange ratio Pricing Implied price of $40.17 for each Provident share based on NCC price of $35.39 on February 13, 2004 16.8x 2004E EPS Aggregate Value $2.1 billion Termination Fee $84 million Walk-Away/Caps/Collars None Expected Closing Second quarter of 2004 Approvals Regulatory; Provident shareholders; no deposit divestitures anticipated Due Diligence Completed

Transaction Rationale Logical expansion within center of our mid-western footprint Continue momentum of consumer / small business into Cincinnati market Opportunity in middle-market lending and credit processes Ability to leverage excess capital at opportune time Accretive assuming 25% cost saves, phased in over 2 years Revenue enhancements considerable, but not required to be accretive nor included in pro forma calculation

A Leading Midwest Retail Franchise MSA Population (000s) Pro Forma Deposits ($ in millions) Rank in Market Cleveland-Lorain-Elyria, OH 2,246 15,033 2 Cincinnati, OH-KY-IN 1,675 9,811 2 Pittsburgh, PA 2,340 8,858 3 Indianapolis, IN 1,666 5,455 2 Detroit, MI 4,468 5,027 4 Louisville, KY-IN 1,043 4,331 1 Chicago, IL 8,490 3,684 10 Columbus, OH 1,597 2,303 4 Dayton-Springfield, OH 945 2,009 2 St Louis, MO-IL 2,632 1,778 6 Akron, OH 703 1,185 3

State Rank National City Provident Combined Ohio 3 7 1 Kentucky 1 43 1 Indiana 2 n/a 2 Pennsylvania 3 n/a 3 Michigan 4 n/a 4 Missouri 6 n/a 6 Illinois 10 n/a 10

Familiar Competitors Fifth Third U.S. Bancorp PNC Huntington Key Cincinnati ? ? ? ? ? Dayton ? ? ? ?

Source: FDIC Head to Head by County Market Share "Batting Average"

Due Diligence More than 50 National City participants Four days on-site Significant focus on Credit, Legal, Sub-prime, and Accounting functions Detailed file review of 40% of commercial loan portfolio

Pro Forma Assumptions Fixed exchange ratio of 1.135 shares Open market repurchase of approximately 50% of shares issued Cost savings of 25% phased in over 2 years No revenue enhancements Estimated one time after-tax merger-related charges of $200 million Deposit intangibles represent 2.50% of Provident's core deposits amortized on an accelerated basis over 10 years 4.50% cost of cash (pre-tax) Transaction closes on June 30, 2004

Accretive to Future Earnings 2005 pro forma fully diluted EPS* $3.24 2005 IBES estimate for National City $3.18 Projection vs. Consensus $0.06 Accretion 2% IRR 15% * Combined results for NCC and PFGI, per IBES, with 75% of fully phased-in cost savings.

Profile as of 12/31/03 ($ in millions) National City* Provident Loans $95,341 $9,331 Assets 116,372 17,018 Deposits 65,659 10,336 Equity 9,527 899 2003 Earnings $2,140 $97 NPAs/Assets 0.58% 0.49% Reserves/Loans 1.41% 1.80% Employees 33,704 3,177 Branches 1,158 65 ATMs 1,643 480 * Includes pending Allegiant Bancorp acquisition.

The Transaction - The Market Multiples Compare Favorably to Recent Deals Transaction Multiples Comparable Transactions (1) Price / Estimated EPS 16.8x 18.9x Price / Tangible Book Value 2.57x 2.98x Implied Core Deposit Premium 21.6% 23.9% Market Premium 15.3% 15.0%(2) Represents all bank acquisitions announced between $500 million and $5 billion since 1/1/2003. Premium to market based on target's stock price 1 day prior to announcement.